Carter Ledyard & Milburn llp
Counselors at Law

Guy P. Lander Partner • Direct Dial: 212-238-8619 E-mail: lander@clm.com	2 Wall Street New York, NY 10005-2072 • Tel (212) 732-3200 Fax (212) 732-3232	570 Lexington Avenue New York, NY 10022-6856 (212) 371-2720

June 21, 2021

VIA EDGAR AND ELECTRONIC MAIL

Ms. Julia Griffith

Division of Corporation Finance

Office of Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	CENAQ Energy Corp. Registration Statement on Form S-1/A

Filed June 21, 2021

File No. 333-253695

On behalf of CENAQ Energy Corp., a Delaware corporation (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, one complete copy of the Company’s Amendment No. 2 to Registration Statement on Form S-1 (the “Amendment”), for the registration of the Company’s securities, including one complete copy of the exhibits listed as filed therewith.

In the overall context of the Registration Statement, the Amendment is limited to a few discrete items and deals mainly with the following:

1.	A revised warrant agreement to account for equity treatment;

2.	A $1.5 million increase in the trust funding amount;

3.	An issuance of Representative Shares and Private Placement Warrants for the Underwriters;

4.	A shortening of the business combination period to 18 months (under certain terms); and

5.	The removal of one director nominee.

The Company respectfully requests the Staff’s review of the Amendment on an expedited basis because the Registration was previously cleared, the limited nature of these changes and the Company’s desire to complete its initial public offering quickly based on current market conditions.

Very truly yours,

/s/ Guy P. Lander
Guy P. Lander